09047468

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's successfully appeals Income Tax Assessments'

Released: 26 November 2009

Pages: 2
(including this page)

SUPPL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

26 November 2009

FOSTER'S SUCCESSFULLY APPEALS INCOME TAX ASSESSMENTS

The Federal Court of Australia today delivered judgement in favour of Foster's Group Limited (Foster's) on appeals against disputed tax assessments relating to the financing of the Elders Finance Group in the 1980's and 1990's.

The Australian Commissioner of Taxation (the Commissioner) has the right to appeal the Federal Court's decision. Pending any decision by the Commissioner to appeal Foster's does not expect any change in financial position.

"We welcome the Federal Court's decision," said Foster's Chief Financial Officer, Angus McKay. "We have always been confident in our position and hope this matter will be brought to a swift resolution."

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623